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BY EDGAR AND FACSIMILE
December 7, 2004

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

      Re: Nabors Industries, Inc. and Nabors Industries Ltd. Schedule TO-I filed on November 12, 2004, as amended by Amendment No. 1 thereto, filed December 2, 2004 SEC File No. 5-37622

Dear Ms. Chalk:

      This letter supplements and amends our response dated December 2, 2004 to the Division of Corporation Finance's comment letter dated November 30, 2004, with respect to the above referenced filing following our telephone conversation regarding the same on December 6, 2004.

      Our responses to the relevant comments are set forth below. For the convenience of the Staff, each of the relevant comments from the November 30, 2004 letter are restated in italics prior to the response. Capitalized terms have the same meanings as in the Schedule TO-I and the Offering Circular. We have attached to the facsimile version of this letter a copy of Amendment No. 2 to the Schedule TO-I (the "Amendment") that we filed with the Commission today.

SCHEDULE TO-I

1. The EDGAR "tag" for your filing indicates that it was filed as an issuer tender offer. As you are aware, Nabors Industries, Inc. and Nabors Industries Ltd. have filed this Schedule TO-I jointly despite the fact that Nabors Industries Inc. will be the actual issuer of the New Securities. Under the staff's interpretation of Rule 13e-4, the offer being made by Nabors Industries Ltd. constitutes a third-party offer and a joint filing is therefore technically inappropriate, since the disclosure requirements applicable to third party offers differ from those applicable to issuer tender offers. Please confirm supplementally that as to Nabors Industries Ltd., you have provided the disclosure required by Schedule TO as to third party offers. For example, under Item 5 of Schedule

Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 7, 2004
Page 2


      TO, confirm that you are responding as to the requirements of Item 1005(a) and (b) applicable to third party offer, versus Item 1005(e) for an issuer tender offer.

      Response: We confirm that the Schedule TO filed by Nabors and the Company, as amended by Amendment No. 1 thereto filed on December 2, 2004 and the Amendment, complies in all material respects with the disclosure requirements of Schedule TO for third party offers. Please see the revised Items 3, 4 and 5 of Schedule TO set forth in the Amendment.

2. Pursuant to Item 10 of Schedule TO, you incorporate by reference the financial statements in various periodic reports filed by Nabors Industries Ltd. Where you incorporate by reference financial statements found in other documents filed with the Commission, we require you to include in the document disseminated to security holders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements and advise how you will disseminate this material new information.

      Response: In response to the comment, Nabors and the Company have amended
      Item 10 of the Schedule TO to incorporate by reference the financial statements contained in Nabors' Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended September 20, 2004. We have also amended Item 10 of the Schedule TO to (1) incorporate the ratio of earnings to fixed charges included in the Offering Circular, (2) disclose the book value per share of Nabors as of September 30, 2004, and (3) disclose the summary financial information of Nabors required by Instruction 6 of Item 10 of Schedule TO. In addition, in order to timely disseminate this information, Nabors issued a press release today, December 7, 2004, disclosing that it had amended the Schedule TO to, among other things, provide the summary financial information. The press release attached the summary financial information as an annex. A copy of the press release was filed as Exhibit 12(a)(i)(viii) to the Amendment.

3. See comment 2 above. Include earnings per share data for each period presented.

      Response: Please see the response to Comment 2.

4. The book value per share information provided pursuant to Item 10(a)(4) of Schedule TO should be included in the offering circular.

      Response: Please see the response to Comment 2.
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Christina Chalk, Esq.
Division of Corporation Finance
Securities and Exchange Commission
December 7, 2004
Page 3


      Please feel free to contact the undersigned at (202) 371-7990 or Jeremy London at (202) 371-7535 with any questions or comments you may have.

                                          Respectfully submitted,

                                          /s/ Ronald C. Barusch
                                          -----------------------
                                              Ronald C. Barusch


Enclosure

cc:   Bruce P. Koch
      Vice President and Chief Financial Officer
      Nabors Corporate Services, Inc.

      Bruce M. Taten
      Vice President and General Counsel
      Nabors Corporate Services, Inc.